Exhibit 99.1

seanergy
The Only US Listed Pure-Play Capesize Company
seanergy
SHIP
NASDAQ
LISTED

Seanergy Maritime Holdings Corp. Reports Record Fourth Quarter 2021
Financial Results and Declares Dividend of $0.05 Per Share

Initiates Quarterly Dividend, Declares Special Dividend &
Completes New Buyback of Convertibles totalling $10 million in 2022

Highlights of the Fourth Quarter of 2021:

■	EPS basic: $0.12 and Adjusted EPS[1] basic: $0.16 in Q4 2021
■	EPS diluted: $0.11 and Adjusted EPS[1] diluted: $0.14 in Q4 2021
■	Net revenues: $56.7 million in Q4 2021, as compared to $21.3 million in Q4 2020, up 166%
■	Net Income: $20.6 million in Q4 2021, as compared to net loss of $2.3 million in Q4 2020
■	Adjusted Net Income[1]: $27.9 million in Q4 2021, as compared to an adjusted net loss of $2.3 million in Q4 2020
■	EBITDA[1]: $31.5 million in Q4 2021, as compared to $8.3 million in Q4 2020, up 280%
■	Adjusted EBITDA[1]: $38.8 million in Q4 2021, as compared to $8.3 million in Q4 2020, up 367%

Highlights of Full Year 2021:

■	EPS basic: $0.27 and Adjusted EPS[1] basic: $0.35 in Q4 2021
■	EPS diluted: $0.25 and Adjusted EPS[1] diluted: $0.28 in Q4 2021
■	Net revenues: $153.1 million in 2021, as compared to $63.3 million in 2020, up 142%
■	Net Income: $41.3 million in 2021, as compared to a net loss of $18.4 million in 2020
■	Adjusted Net Income[1]: $53.3 million in 2021, as compared to an adjusted net loss of $22.6 million in 2020
■	EBITDA[1]: $78.9 million in 2021, as compared to $19.9 million in 2020, up 296%
■	Adjusted EBITDA[1]: $90.1 million in 2021, as compared to $15.6 million in 2020, up 478%
■	Shareholders’ equity of $244.5 million on December 31, 2021, compared to $95.7 million on December 31, 2020

$35.6 million in Dividends and Recent Repurchases:

■	Initiates a regular quarterly dividend and declares dividend of $0.025 per share for the fourth quarter of 2021
■	Declares a special dividend of $0.025 per share for the fourth quarter of 2021
■	Quarterly and special dividend payable on or about April 5, 2022 to all shareholders of record as of March 25, 2022
■	Additional buyback of $5.0 million of the outstanding convertible note increasing total buybacks to $26.7 million in the past 4 months

Additional highlights:

■	Delivery of 7 Japanese Capesize bulkers in 2021 increasing the fleet by 55%
■	Financing and refinancing transactions of $170.5 million, with improved pricing and overall loan terms
■	Entire fleet under time-charter agreements with first-class charterers, 15 vessels on index-linked rates

1 Adjusted EPS, Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted EPS, Adjusted Net Income, EBITDA and adjusted EBITDA to net income the most directly comparable U.S. GAAP measure.

March 10, 2022 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP), announced today its financial results for the fourth quarter and twelve months ended December 31, 2021. The Company also announced $5 million additional repurchases of its outstanding 5.5% convertible note and declared a quarterly dividend of $0.025 per share and a special dividend of $0.025 per share.

For the quarter ended December 31, 2021, the Company generated net revenues of $56.7 million, a 166% increase compared to the fourth quarter of 2020. Adjusted EBITDA for the quarter was $38.8 million, from $8.3 million in the same period of 2020. Adjusted net income for the quarter was $27.9 million, compared to net loss of $2.3 million in the fourth quarter of 2020. The daily Time Charter Equivalent rate (“TCE rate”)2 of the fleet for the fourth quarter of 2021 was $36,642, marking a 122% increase compared to $16,511 for the same period of 2020.

For the twelve-month period ended December 31, 2021, net revenues were $153.1 million, increased by 142% when compared to $63.3 million in the same period of 2020. Adjusted EBITDA for the twelve months of 2021 was $90.1 million, compared to an adjusted EBITDA of $15.6 million in the same period of 2020. The daily TCE of the fleet for the twelve months of 2021 was $27,399 compared to $11,950 in the twelve months of 2020. The average daily OPEX was $6,211, compared to $5,709 in the respective period of 2020.

Cash and cash-equivalents, restricted cash, term deposits, as of December 31, 2021, stood at $47.1 million, compared to $23.7 million as of December 31, 2020. Shareholders’ equity at the end of the fourth quarter was $244.5 million, compared to $95.7 million on December 31, 2020. Long-term debt (senior and junior loans and other financial liabilities) net of deferred charges stood at $215.2 million as of December 31, 2021, increased from $169.8 million as of the end of 2020. In the same period, the book value of our fleet increased by 66% to $426.1 million from $256.7 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Seanergy reported its strongest operational year in 2021, earning an adjusted net income of $53.3 million, an adjusted EBITDA of $90.1 million on net revenue of $153.1 million. In Q4 2021, our fleet TCE was $36,642 and our estimated TCE for the first quarter of 2022 is $19,475. Despite the seasonal softening experienced in the first months of 2022, for which we were proactively hedged, the market is already trending higher.

“Consistent with our stated intention to return capital to our shareholders, our board of directors has initiated a regular quarterly dividend of $0.025 per share for the fourth quarter of 2021. In addition, based on the strong financial performance of Q4 2021 we are also declaring a special dividend of $0.025 per share. As a result, the Company will be paying a dividend of $0.05 per share for the fourth quarter of 2021 to all shareholders of record as of March 25, 2022. The fourth quarter dividend of $8.9 million and the $26.7 million in buybacks of convertible notes, warrants and common shares represent an aggregate of $35.6 million in shareholder-rewarding initiatives that Seanergy’s board of directors undertook over the last 4 months. While the amount and timing of any future dividend payments remains subject to the discretion of our board of directors and will be based on our results, investment opportunities and overall market conditions, we remain committed to continue distributing a significant portion of our earnings to our shareholders.

“In 2021 we successfully executed a substantial fleet growth program. Despite the Covid-related hindrance we took delivery of seven high-quality Japanese Capesize vessels, reducing the average age of our fleet. Investment in vessel acquisitions in 2021 totalled approximately $193.2 million.

“Moreover, we have entered into eleven new time-charter agreements with leading charterers in the Capesize sector and all our fleet operates under period employment agreements. We strongly believe this to be the optimal commercial positioning of our fleet.

“On the buyback front, since the fourth quarter of 2021, we have completed a total of $21.7 million in buybacks of convertible notes, warrants and common shares, while an additional prepayment of $5.0 million of convertible note, was effected on March 10, 2022.  The ultimate effect of our buyback program will be the prevention of potential dilution by 25.95 million shares. This reflects our firm belief that our share price continues to be significantly undervalued. As previously announced, in 2021 I continued my open-market purchases of Seanergy’s shares, which indicates my strong confidence in the Company.

2 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

“New financings and refinancings since the beginning of 2021 total $170.5 million. All transactions concluded in 2021 and to date underscore our stated intention to optimize the capital structure and further reduce our financing expense. In the fourth quarter of 2021 and in the first quarter to-date, we have concluded three new financings of approximately $53.15 million. The new financings include our first sustainability-linked loan in Greece, as well as two transactions with prominent lenders in Taiwan and Japan, strengthening Seanergy’s footing in the Asian ship-financing market. In the same period, we prepaid $50.6 million of our existing financings, including legacy high-coupon facilities, all junior loans and a large part of the convertible notes. The weighted average interest rate across our indebtedness has seen a significantly year-over-year reduction of 128 basis points.

“Regarding our ESG initiatives, we primarily continue to execute on the installation of Energy Saving Devices (“ESDs”) on vessels undergoing scheduled dry-docking. In most cases the selection of the ESDs is done in cooperation with the underlying charterers, following agreement to adjust the index-linked rate to reflect the improved performance of the vessels. At the same time, we have completed biofuel trials in cooperation with two of our closest charterers. The Company’s first ESG report, analyzing material actions that Seanergy has successfully completed to date, as well as the targets set going forward, will be released within 2022.

“Over the past months we have successfully executed on a number of strategic initiatives, which have resulted in Seanergy’s transformation into one of the leading Capesize players in the U.S. capital markets.

“Our outlook for the Capesize market is very positive based on the strong supply-demand fundamentals. Firstly, the record low orderbook coupled with the upcoming environmental regulations, will significantly limit vessel supply. Secondly, the global energy supply shortages, as well as the worldwide stimuli and infrastructure projects will strongly support demand for dry bulk shipping. Given Seanergy’s significant operating leverage, we are well positioned to capitalise on the favourable dynamics of our sector.”

Company Fleet:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(18)	Earliest T/C expiration
Patriotship	Capesize	181,709	2010	Imabari	Yes	T/C – fixed rate(1)	-	06/2022
Worldship	Capesize	181,415	2012	Koyo - Imabari	Yes	T/C – fixed rate(2)	-	09/2022
Hellasship	Capesize	181,325	2012	Imabari	-	T/C Index Linked(3)	-	04/2022
Fellowship	Capesize	179,701	2010	Daewoo	-	T/C Index Linked(4)	Yes	06/2022
Championship	Capesize	179,238	2011	Sungdong SB	Yes	T/C Index Linked(5)	Yes	11/2023
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked(6)	Yes	06/2022
Knightship	Capesize	178,978	2010	Hyundai	Yes	T/C Index Linked(7)	-	05/2023
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked(8)	Yes	05/2022
Goodship	Capesize	177,536	2005	Mitsui	-	T/C Index Linked(9)	Yes	08/2022
Friendship	Capesize	176,952	2009	Namura	-	T/C Index Linked(10)	-	12/2022
Tradership	Capesize	176,925	2006	Namura	-	T/C Index Linked(11)	Yes	05/2022
Flagship	Capesize	176,387	2013	Mitsui	-	T/C Index Linked(12)	Yes	05/2026
Gloriuship	Capesize	171,314	2004	Hyundai	-	T/C Index Linked(13)	Yes	12/2022
Geniuship	Capesize	170,057	2010	Sungdong SB	-	T/C Index Linked(14)	Yes	01/2023
Premiership	Capesize	170,024	2010	Sungdong SB	Yes	T/C Index Linked(15)	-	11/2022
Squireship	Capesize	170,018	2010	Sungdong SB	Yes	T/C Index Linked(16)	-	12/2022
Dukeship	Capesize	181,453	2010	Sasebo	-	T/C Index Linked(17)	Yes	12/2022
Total / Average age		3,011,083	12

(1)	Chartered by a European cargo operator and delivered to the charterer on June 7, 2021 for a period of about 12 to about 18 months. The daily charter hire is fixed at $31,000.

(2)	Chartered by a U.S. commodity trading company and delivered to the charterer on September 2, 2021 for a period of about 12 to about 16 months. The daily charter hire is fixed at $31,750.

(3)	Chartered by NYK and delivered to the charterer on May 10, 2021 for a period of minimum 11 to maximum 15 months. The daily charter hire is based on the BCI.

(4)	Chartered by Anglo American, a leading global mining company, and delivered to the charterer on June 18, 2021 for a period of minimum 12 to about 15 months. The daily charter hire is based on the BCI.

(5)
Chartered by Cargill and delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of about 16 to about 18 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $1,740.

(6)
Chartered by a major European utility and energy company and delivered to the charterer on September 11, 2019 for a period of minimum 33 to maximum 37 months with two optional periods of about 11 to maximum 13 months. The daily charter hire is based on the BCI.

(7)
Chartered by Glencore and delivered to the charterer on May 15, 2020 for a period of about 36 to about 42 months with two optional periods of 11 to 13 months. The daily charter hire is based on the BCI.

(8)
Chartered by a major European utility and energy company and delivered on August 4, 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily charter hire is based on the BCI.

(9)	Chartered by an international commodities trader and delivered to the charterer on November 12, 2021 for a period of about 9 to about 12 months. The daily charter hire is based on the BCI.

(10)	Chartered by NYK and delivered to the charterer on July 29, 2021 for a period of minimum 17 to maximum 24 months. The daily charter hire is based on the BCI.

(11)
Chartered by a major South Korean industrial company and delivered to the charterer on June 15, 2021 for a period employment of minimum 11 to about 15 months. The daily charter hire is based on the BCI.

(12)	Chartered by Cargill. The vessel was delivered to the charterer on May 10, 2021 for a period of 60 months. The daily charter hire is based at a premium over the BCI minus $1,325 per day.

(13)
Chartered by Pacbulk Shipping and delivered to the charterer on April 23, 2020 for a period of about 11 to about 15 months. In December 2021, the T/C was further extended until minimum December 16, 2022, up to maximum April 15, 2023. The daily charter hire is based on the BCI.

(14)	Chartered by NYK and delivered to the charterer on February 5, 2022 for a period of about 11 to about 15. The daily charter hire is based on the BCI.

(15)
Chartered by Glencore and delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(16)
Chartered by Glencore and delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(17)	Chartered by NYK and delivered to the charterer on December 1, 2021 for a period of about 13 to about 18 months. The daily charter hire is based on the BCI.

(18)	The Company has the option to convert the index-linked rate to a fixed one for a period ranging between 2 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

Fleet Data:

(U.S. Dollars in thousands)

	Q4 2021	Q4 2020	FY 2021	FY 2020
Ownership days (1)	1,508	1,012	5,140	3,807
Operating days (2)	1,493	1,010	4,987	3,747
Fleet utilization (3)	99.0%	99.8%	97.0%	98.4%
TCE rate (4)	$36,642	$16,511	$27,399	$11,950
Daily Vessel Operating Expenses (5)	$7,184	$6,087	$6,211	$5,709

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q4 2021	Q4 2020	FY 2021	FY 2020
Net revenues from vessels	56,699	21,313	153,108	63,345
Less: Voyage expenses	1,992	4,637	16,469	18,567
Net operating revenues	54,707	16,676	136,639	44,778
Operating days	1,493	1,010	4,987	3,747
TCE rate	$36,642	$16,511	$27,399	$11,950

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q4 2021	Q4 2020	FY 2021	FY 2020
Vessel operating expenses	11,862	6,206	36,332	22,347
Less: Pre-delivery expenses	1,029	46	4,410	611
Vessel operating expenses before pre-delivery expenses	10,833	6,160	31,922	21,736
Ownership days	1,508	1,012	5,140	3,807
Daily Vessel Operating Expenses	$7,184	$6,087	$6,211	$5,709

Net Income / (Loss) to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2021	Q4 2020	FY 2021	FY 2020
Net income/(loss)	20,644	(2,319)	41,348	(18,356)
Add: Net interest and finance cost	4,751	6,677	17,618	23,217
Add: Depreciation and amortization	6,117	3,897	19,944	15,040
EBITDA	31,512	8,255	78,910	19,901
Add: Stock based compensation	393	44	5,097	869
Less: Loss/(gain) on sale of vessel	19	-	(697)	-
Add: Loss on extinguishment of debt	6,863	-	6,863	-
Less: Loss/(gain) on debt refinancing	-	6	-	(5,144)
Less: Gain on forward freight agreements, net	(24)	-	(24)	-
Adjusted EBITDA	38,763	8,305	90,149	15,626

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, the non-recurring gain on sale of vessel and gain on debt refinancing and gain on forward freight agreements, net, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Net Income/(Loss) and Adjusted Net income/(Loss) Reconciliation and calculation of Adjusted Earnings/(Loss) Per Share

(In thousands of U.S. Dollars)

	Q4 2021	Q4 2020	FY 2021	FY 2020
Net income/(loss)	20,644	(2,319)	41,348	(18,356)
Add: Stock based compensation	393	44	5,097	869
Add: Loss on extinguishment of debt	6,863	-	6,863	-
Less: Loss/(gain) on debt refinancing	-	6	-	(5,144)
Adjusted net income/(loss)	27,900	(2,269)	53,308	(22,631)
Adjusted net income/(loss) per common share, basic	0.16	(0.03)	0.35	(0.68)
Weighted average number of common shares outstanding, basic	170,884,012	67,904,450	153,321,907	33,436,278
Adjusted net income/(loss) per common share, diluted	0.14	(0.03)	0.28	(0.68)
Weighted average number of common shares outstanding, diluted	205,228,391	67,904,450	191,337,521	33,436,278

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share from Net Income/(Loss), we exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2021	Q4 2020	FY 2021	FY 2020
Interest and finance costs, net	(4,751)	(6,677)	(17,618)	(23,217)
Add: Amortization of deferred finance charges	892	219	3,333	757
Add: Amortization of convertible note beneficial conversion feature	878	1,645	2,887	5,518
Add: Amortization of other deferred charges (shares issued to third party)	75	120	326	550
Add: Fair value of units – related party (one-off expenses relating to financial restructuring)	-	596	-	596
Cash interest and finance costs	(2,906)	(4,097)	(11,072)	(15,796)
Add: Restructuring expenses	(25)	1,012	22	1,012
Cash interest and finance costs, net of restructuring expenses	(2,931)	(3,085)	(11,050)	(14,784)

First Quarter 2022 TCE Guidance:

As of the date hereof, approximately 90% of the Company fleet’s expected operating days in the first quarter of 2022 have been fixed at an estimated TCE of approximately $19,844.  Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE will be equal to the average Forward Freight Agreement (“FFA”) rate of approximately $17,500 per day (based on the FFA curve of March 3, 2022), our estimated TCE for the first quarter of 2022 will be approximately $19,4753. Our TCE guidance for the first quarter of 2022 includes certain conversions (5 vessels) of index-linked charters to fixed, which were concluded in the third and fourth quarter of 2021 as part of our freight hedging strategy. The following table provides the break-down:

	Operating Days	TCE
TCE - fixed rate (index-linked conversion)	244	$26,512
TCE - fixed rate	269	$28,764
TCE - index linked unhedged	964	$15,209
Total / Average	1,477	$19,475

Fourth Quarter and Recent Developments:

Buybacks of Convertible Notes, Warrants and Common Shares

(A) $17 million Repurchase Plan of August 10, 2021: Completed in December 2021 through the following transactions:

(i)	Buyback of two outstanding convertible notes with 5.5% coupon and a conversion price of $1.20 per share (the “Notes”) at face value of $13.95 million;

(ii)	Buyback of warrants to purchase 4.3 million common shares at an exercise price of $0.70 held by the holder of the Notes for $1.02 million; and

(iii)	Buyback of 1.7 million common shares for $1.69 million

(B) $10 million Repurchase Plan of December 7, 2021:

(i)	Buyback of $5 million of the remaining convertible note in January 2022; and

(ii)	Buyback of additional $5 million of the remaining convertible Note, on March 10, 2022

3 This guidance is based on certain assumptions and there can be no assurance that these TCE estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE realized will vary with the underlying index, and for the purposes of this guidance, the TCE assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the average FFA rate of $17,500 per day (FFA curve of March 3, 2022).  Spot estimates are provided using the load-to-discharge method of accounting. Load-to-discharge accounting recognizes revenues over fewer days as opposed to the discharge-to-discharge method of accounting used prior to 2018, resulting in higher rates for these days and only voyage expenses being recorded in the ballast days. Over the duration of the voyage (discharge-to-discharge) there is no difference in the total revenues and costs to be recognized. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

Moreover, Seanergy’s Chairman & CEO, purchased in 2021 an additional 300,000 of the Company’s common shares in the open market.

Fleet Update

M/V Dukeship

In December 2021, the Company announced the delivery of the M/V Dukeship, a 181,453 dwt Capesize bulk carrier, built in 2010 in Japan. At the same time, M/V Dukeship commenced its time charter (“T/C”) employment with NYK, a leading Japanese charterer. The purchase price of $34.3 million was funded with cash on hand.

Commercial Updates

M/V Geniuship

The M/V Geniuship has been delivered to NYK on February 5, 2022 for a period of about 11 to about 15 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert the index-linked rate to a fixed rate based on the prevailing Capesize FFA for the selected period.

M/V Gloriuship

The M/V Gloriuship has been chartered by Pacbulk since April, 2020. In December 2021 the charterer extended the T/C until minimum December 16, 2022, up to maximum April 15, 2023, in charterer’s option.

Financing Updates

Piraeus Bank S.A.

On November 12, 2021, the Company entered into a $16.85 million sustainability-linked loan facility to finance part of the acquisition cost of the M/V Worldship. The principal will be repaid over a five-year term, through 4 quarterly instalments of $1.0 million, 2 quarterly instalments of $0.75 million, 14 quarterly instalments of $0.38 million and a final balloon payment of $6.1 million payable at maturity. The loan is secured by, among other things, a mortgage on the M/V Worldship and a corporate guarantee from the Company. The interest rate is 3.05% plus LIBOR per annum, which can be further improved based on certain emission reduction thresholds.

Sinopac Capital International (HK) Limited

On December 20, 2021, the Company entered into a $15 million loan facility to refinance a previous loan facility of Entrust Global secured by the M/V Geniuship. The principal will be repaid over a five-year term, through 4 quarterly instalments of $530,000 followed by 16 quarterly instalments of $385,000 and a final balloon payment of $6.72 million. The loan will be secured by, among other things, a mortgage on the M/V Geniuship and a corporate guarantee by the Company. The interest rate is 3.5% plus LIBOR per annum. Considering that the previous loan facility bore a fixed interest of 10.5% per annum, the interest savings for the Company are expected to be approximately $0.9 million for 2022 and $0.5 million on average per year for 2023-2025.

Japanese Lender

On February 25, 2022, the Company entered into a sale and leaseback transaction with a Japanese lender to refinance a previous senior loan facility of Amsterdam Trade Bank N.V. ($15.13 million) and a junior loan facility of Jelco Delta Holding Corp. ($1.85 million) secured by the M/V Partnership. The financing amount is $21.3 million and the interest rate is 2.9% plus SOFR per annum. The principal will be repaid over an eight-year term, through 32 quarterly instalments averaging at approximately $590,000. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel. At the end of the 8-year bareboat period, the Company has the option to repurchase the vessel for $2.39 million, which the Company expects to exercise.

Seanergy Maritime Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31, 2021	December 31, 2020*
ASSETS
Cash and cash equivalents, restricted cash, term deposits	47,126	23,651
Vessels, net	426,062	256,737
Other assets	13,733	14,857
TOTAL ASSETS	486,921	295,245

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities	215,174	169,762
Convertible notes	7,573	14,516
Other liabilities	19,698	15,273
Stockholders’ equity	244,476	95,694
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	486,921	295,245

* Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
Vessel revenue, net	56,699	21,313	153,108	63,345
Expenses:
Voyage expenses	(1,992)	(4,637)	(16,469)	(18,567)
Vessel operating expenses	(11,862)	(6,206)	(36,332)	(22,347)
Management fees	(406)	(279)	(1,435)	(1,052)
General and administrative expenses	(4,024)	(1,925)	(13,739)	(6,607)
Depreciation and amortization	(6,117)	(3,897)	(19,944)	(15,040)
(Loss)/gain on sale of vessel	(19)	-	697	-
Gain on forward freight agreements, net	24	-	24	-
Operating income/(loss)	32,303	4,369	65,910	(268)
Other (expenses)/income:
Interest and finance costs, net	(4,751)	(6,677)	(17,618)	(23,217)
Loss on extinguishment of debt	(6,863)	-	(6,863)	-
(Loss)/gain on debt refinancing	-	(6)	-	5,144
Other, net	(45)	(5)	(81)	(15)
Total other expenses, net:	(11,659)	(6,688)	(24,562)	(18,088)
Net income/(loss)	20,644	(2,319)	41,348	(18,356)

Net income/(loss) per common share, basic	0.12	(0.03)	0.27	(0.55)
Weighted average number of common shares outstanding, basic	170,884,012	67,904,450	153,321,907	33,436,278
Net income/(loss) per common share, diluted	0.11	(0.03)	0.25	(0.55)
Weighted average number of common shares outstanding, diluted	205,228,391	67,904,450	191,337,521	33,436,278

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's fleet consists of 17 Capesize vessels with an average age of 12 years and aggregate cargo carrying capacity of 3,011,083 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com